                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               Liz Claiborne, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    539320101
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                                 (CUSIP Number)



                                  May 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.         539320101

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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               INVESCO PLC
               AIM Advisors, Inc.
               AIM Funds Management Inc.
               Atlantic Trust Company, N.A.
               INVESCO Asset Management Deutschland GmbH
               INVESCO Institutional (N.A.), Inc.
               INVESCO Management S.A.
               PowerShares Capital Management LLC
               Stein Roe Investment Counsel, Inc.


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          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  ___________________________

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          4.   Citizenship or Place of Organization
               INVESCO PLC: England
               AIM Advisors, Inc.:  United States
               AIM Funds Management Inc.: Canada
               Atlantic Trust Company, N.A.: United States
               INVESCO Asset Management Deutschland GmbH: Germany INVESCO Institutional (N.A.), Inc.: United States INVESCO Management S.A.: Luxembourg
               PowerShares Capital Management LLC: United States Stein Roe Investment Counsel, Inc.: United States


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                        5. Sole Voting Power 13,398,110: Such shares are held by the following entities in the respective amounts listed:
                               AIM Advisors, Inc. 249,276
                               AIM Funds Management Inc. 13,120,950
                               Atlantic Trust Company, N.A. 90
                               INVESCO Asset Management Deutschland GmbH 2,411 INVESCO Institutional (N.A.), Inc. 9,773
                               INVESCO Management S.A. 5,000
                               PowerShares Capital Management LLC. 9,330
                               Stein Roe Investment Counsel, Inc. 1,280


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Number of Shares
Beneficially Owned
by Each Reporting       6.   Shared Voting Power       ______-0-______
Person With

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                        7. Sole Voting Power 13,398,110: Such shares are held by the following entities in the respective amounts listed:
                               AIM Advisors, Inc.  249,276
                               AIM Funds Management Inc. 13,120,950
                               Atlantic Trust Company, N.A.  90
                               INVESCO Asset Management Deutschland GmbH 2,411 INVESCO Institutional (N.A.), Inc. 9,773
                               INVESCO Management S.A.  5,000

                               PowerShares Capital Management LLC.  9,330
                               Stein Roe Investment Counsel, Inc.  1,280

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                        8.   Shared Dispositive Power     ______-0-______

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          9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,398,110

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          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

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          11.  Percent of Class Represented by Amount in Row (9)        12.82%
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          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.

                                  SCHEDULE 13G


Item 1(a)         Name of Issuer:
                  Liz Claiborne, Inc.



Item 1(b)         Address of Issuer's Principal Executive Offices:
                  1441 Broadway
                  New York, NY  10018


Item 2(a)         Name of Person Filing:
                  INVESCO PLC

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by INVESCO PLC ("INVESCO"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. INVESCO through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of INVESCO or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. INVESCO and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of INVESCO's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by INVESCO and any other subsidiary.


Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England


Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.


Item 2(d)         Title of Class of Securities:
                  Common Stock, $1.00 par value per share


Item 2(e)         CUSIP Number:
                  539320101


Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)
                  (1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, INVESCO is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. INVESCO is a holding company.

Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.


Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                  [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person: N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                  Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.


Item 8            Identification and Classification of Members of the Group:
                  N/A


Item 9            Notice of Dissolution of a Group:
                  N/A


Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         June 10, 2007
                                                     ---------------------------
                                                            Date

                                                     INVESCO PLC

                                                     By:   /s/ Lisa Brinkley
                                                     ---------------------------

                                                     Lisa Brinkley
                                                     Global Compliance Director